Exhibit 99.2

E-mail from Guy Gecht

Subject Line: Proposed Employee Stock Option Exchange Program

Team,

We have been exploring ways to address employee stock option grants that are “underwater,” meaning the exercise price is higher than our current market price per share. We are pleased to inform you that we are asking stockholders to approve a proposal to address these underwater stock option grants. At our upcoming annual stockholders’ meeting, currently scheduled for June 19, our stockholders will vote on, among other things, a one-time, voluntary employee stock option exchange program. If approved, this program will allow all eligible employees to exchange, at fair value, certain underwater options for either restricted stock units or stock options, which will be determined at a later date. The exchange ratios will be calculated by determining the fair value of the underwater options submitted for exchange. These underwater options will be exchanged for options or restricted stock units of similar fair value. The final exchange ratios will not be known until we are closer to the date of the exchange. The fair value exchange ratios are not one-for-one and in many cases are considerably less than one-for-one. Unless and until stockholders approve the employee stock option exchange program and we set a date and begin the exchange, there’s nothing you need to do.

Stock option exchanges are governed by SEC and NASDAQ regulations. Details of the proposed employee stock option exchange program are outlined in our preliminary proxy statement, which can be found at [link]. Stockholders will vote on, among other things, the employee stock option exchange program. Following receipt of the required stockholder approval, we will have up to a year to execute the program. We do not yet know when we would begin the exchange. In addition, we have submitted to our stockholders proposals that, if approved, would increase the number of shares available under our employee stock purchase plan and increase our general equity awards pool through the adoption of a new equity incentive award plan as well as allow our named executive officers to exchange, at fair value, time-based stock options for performance-based awards. The employee stock option exchange is contingent upon the approval of the proposal that would increase the number of shares available under our general equity award pool.

I’ll update you again following our annual stockholders’ meeting. In the meantime, you can find some basic information in the attached Q&As.

Once again let me say that I’m confident that with our product innovation and the best team in our industry, we will drive our return to healthy profits and a strong stock. Thank you again for everything you do to ensure EFI’s and our customers’ success.

Guy

The option exchange described in this e-mail has not yet commenced. Electronics For Imaging, Inc. (“EFI”) will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposals to be voted on by EFI’s stockholders with respect to the option exchange programs, employee stock purchase plan amendment and new equity plan adoption discussed in this e-mail, EFI has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. EFI stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the proposals, because they will contain important information about the proposals to be voted on by stockholders referenced in this e-mail.

EFI stockholders and option holders will be able to obtain the written materials described above and other documents filed by EFI with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by EFI with the SEC by directing a written request to: Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404, Attention: Investor Relations.